APPENDIX C

THE 2023 ETF SERIES TRUST

PARTICIPATING FUNDS SCHEDULE

Name of Participating ETF	Date of Fund
Brandes International ETF	June 1, 2023
Brandes U.S. Small-Mid Cap Value ETF	June 1, 2023
Brandes U.S. Value ETF	June 1, 2023
Eagle Capital Select Equity ETF	February 22, 2023
Atlas America Fund	October 28, 2024

This Appendix C may be unilaterally amended by GS&Co. with notification to the Trust.

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